SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 26, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a proxy statement and a proxy card to be sent to the Registrant's shareholders in connection with its upcoming Annual General Meeting of Shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: January 26, 2010

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

March 2, 2010

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on March 2, 2010 at 3:00 p.m. Israel local time (the "Meeting").

As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2009 fiscal year and for an additional period until the next Annual General Meeting, (2) re-elect Marshall Butler and Yaffa Krindel whose current terms expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected, (3) approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 2,000,000 and to amend the Company's Articles of Association to reflect such increase, and (4) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on March 2, 2010

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on March 2, 2010 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1. Approve and ratify the re-appointment of independent auditors for the Company’s 2009 fiscal year and for an additional period until the next Annual General Meeting;

2. Re-elect Marshall Butler and Yaffa Krindel whose current terms expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected;

3. Approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 2,000,000 and to amend the Company's Articles of Association to reflect such increase; and

 4. Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company will also present to the meeting the financial statements of the Company for the fiscal year ended December 31, 2008, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site: http://www.syneron.com.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on January 21, 2010, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Fabian Tenenbaum
Chief Financial Officer

Yokneam Illit, Israel
January 26, 2010

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Fabian Tenenbaum, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MARCH 2, 2010

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on March 2, 2010 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2009 fiscal year and for an additional period until the next Annual General Meeting, (2) re-elect Marshall Butler and Yaffa Krindel whose current terms expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected, (3) approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 2,000,000 and to amend the Company's Articles of Association ("Articles") to reflect such increase, and (4) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is January 26, 2010. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, and our telephone number there is +972 (73) 244-2200.

Record Date, Quorum and Voting

January 21, 2010 has been set as the record date for the Annual General Meeting. Only shareholders of record on January 21, 2010, will be entitled to notice of and to vote at the Annual General Meeting. On January 15, 2010, 35,543,017 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of the proposals.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to March 9, 2010, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Resolutions are passed by a majority of the votes cast, and therefore votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before on February 28, 2010, at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Fabian Tenenbaum, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than January 31, 2010.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

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PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2009 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT
ANNUAL GENERAL MEETING

In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2009 fiscal year ending December 31, 2009 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees and thereafter the Board of Directors approves the fees.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2009 fiscal year ending December 31, 2009 and for an additional period until the next Annual General Meeting.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

RE-ELECT MARSHALL BUTLER AND YAFFA KRINDEL AS CLASS II DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At every Annual General Meeting a class of directors is elected, and so the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the second class, currently consisting of Marshall Butler and Yaffa Krindel, will expire.

The Nomination Committee and the Board of Directors have recommended to re-elect Marshall Butler and Yaffa Krindel, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected.

 Marshall Butler has served as a director since October 2003. Mr. Butler is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund from 1996 to 2006. Mr. Butler is a director of the Anti Defamation League and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as Chief Executive Officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Corporation from 1990 to 1994. Mr. Butler is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, Mr. Butler received the Israeli Prime Minister’s award for his contribution to Israeli industry. In 2001, he received an Honoree Doctorate from the Technion Institute.

3

Yaffa Krindel has served as a director since November 2005. She is currently serving as a General Partner in Tamarix Ventures, a private cleantech venture capital partnership headquartered in Herzliya, Israel. From 1997 until 2007 Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc.), a data communication systems company for the enterprise market. From 1993 to 1997 she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd.), a Point-to-Multipoint (PMP) Broadband Wireless Access company headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of: Fundtech Ltd. (NASDAQ: FNDT), Voltaire Ltd. (NASDAQ: VOLT), OrSense Ltd. and Siano Inc. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

The Company has been advised by each of Marshall Butler and Yaffa Krindel that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if either of the nominees should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the election of Mr. Butler and Ms. Krindel.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions.

PROPOSAL NO. 3

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share.  Following the completion of the merger of Syneron Acquisition Sub, Inc., an indirect wholly-owned subsidiary of the Company with and into Candela Corporation, a Delaware corporation, and as of January 15, 2010, 35,543,017 Ordinary Shares of the Company were issued and outstanding (including 1,251,574 treasury shares held by the Company through a trustee).  In addition, as of such date, 4,210,223 Ordinary Shares were reserved for issuance pursuant to the Company's Third Amended and Restated 1998 Stock Plan, Share Option Plan 2003, 2004 Israel Stock Option Plan, 2004 Stock Incentive Plan and 2008 Stock Plan, and 55,555,556 Ordinary Shares were reserved for issuance pursuant to the Shareholders’ Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, dated as of November 11, 2008 (the "Rights Agreement").  As a result, as of January 15, 2010, the Company had approximately 4,691,204 Ordinary Shares available for future issuance.

The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 1,000,000.  The Board believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses.  These opportunities could include, without limitation, subject to receipt of all requisite approvals under the Israeli Law, the issuance of additional shares to acquire other businesses, to raise additional capital for the Company's business or to make future grants under the Third Amended and Restated 1998 Stock Plan, 2004 Israel Stock Option Plan, the 2004 Stock Incentive Plan and the 2008 Stock Plan. In addition, the Company plans to amend the Rights Agreement to increase from one and a quarter (1.25) ordinary shares to two (2) ordinary shares the number of shares which a right holder is entitled to purchase at a price of $0.01 per ordinary share from the Company in the event that a person or group will acquire or commences a tender or exchange offer for beneficial ownership of 15 percent or more of the Company's ordinary shares.  The increase in the Company's authorized share capital would ensure that there is a sufficient number of shares available for issuance upon the exercise of rights under the proposed amendment to the Rights Agreement.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share.

4

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the approval of the increase of authorized share capital.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

5

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF

SYNERON MEDICAL LTD.

March 2, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

▼ Please detach along perforated line and mail in the envelope provided. ▼

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

ANNUAL GENERAL MEETING
FOR	AGAINST	ABSTAIN
1.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2009 fiscal year ending December 31, 2009 and for an additional period until the next  Annual General Meeting;
	☐	☐	☐

2.
Re-election of Marshall Butler and Yaffa Krindel whose current terms expire at the meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected; and
	☐	☐	☐

3.	Approval of an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 2,000,000 and of an amendment to the Company's Articles of Association to reflect such increase.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
THIS  PROXY,  WHEN  PROPERLY  EXECUTED,  WILL  BE  VOTED  IN  THE  MANNER  DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER.  IF ANY OTHER BUSINESS PROPERLY COMES BEFORE THE ANNUAL GENERAL MEETING, THE PROXIES NAMED HEREIN WILL VOTE UPON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder:	Date:	Signature of Shareholder:	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and appoint Dr. Shimon Eckhouse, Mr. Fabian Tenenbaum and Mr. Leor Porat, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of January 21, 2010, at the Annual General Meeting of Shareholders to be held on March 2, 2010 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)